Bunker Hill Mining Corp.

82 Richmond Street East

Toronto, Ontario, Canada M5C 1P1

April 30, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Liz Packebusch, Esq.

Re:	Bunker Hill Mining Corp.
Registration Statement on Form S-1
File No. 333-278701

Dear Ms. Packebusch:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bunker Hill Mining Corp. hereby requests that the effective date of the above-referenced registration statement be accelerated so that the same will become effective at 12:00 p.m. Eastern Time on Thursday, May 2, 2024, or as soon thereafter as is practicable.

Please advise Edward Shaoul of Davis Graham & Stubbs LLP at (303) 892-7262 when the order declaring the above-referenced registration statement effective is signed.

Very truly yours,

BUNKER HILL MINING CORP.

By:	/s/ Gerbrand van Heerden
Name:	Gerbrand van Heerden
Title:	Chief Financial Officer and
Corporate Secretary